[redacted]

08027059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8- 43377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prestwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4711 Golf Road Suite 915
(No. and Street)

Skokie (City) IL (State) 60076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Mahoney 847-763-9020
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerman, Boudart & Associates, LLP
(Name - *if individual, state last, first, middle name*)

118 South Clinton, Suite 550, Chicago, IL 60661
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian W. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prestwick Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MADONNA R. WALLACE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/24/2008

Signature

Brian W. Mahoney, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

PRESTWICK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditor's Report)

DECEMBER 31, 2007

CONTENTS

LERMAN, BOUDART & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS

118 S. CLINTON, SUITE 550
CHICAGO, ILLINOIS 60661
312-201-8999
FAX 312-201-9210

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prestwick Securities, Inc.
Skokie, Illinois

We have audited the accompanying statement of financial condition of Prestwick Securities, Inc. as of December 31, 2007, and the related statement of operating results and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17 a – (5) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Prestwick Securities, Inc. as of December 31, 2007, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17 a - 5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lerman, Boudart and Associates, LLP

Lerman, Boudart & Associates, LLP
Chicago, Illinois
February 25, 2008

PRESTWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and Cash Equivalents	$	54,314
Investment in Marketable Security		14,847
Security Deposit		5,456
TOTAL ASSETS	$	74,617

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	250
Accrued State Replacement Tax		1,400
TOTAL LIABILITIES		1,650
STOCKHOLDER'S EQUITY		
Common Stock, no par value, authorized 1,000 shares, 125 issued and outstanding shares		18,000
Additional Paid-In-Capital		122,187
Retained Earnings (Deficit)		(78,767)
Other Comprehensive Income		11,547
Total Stockholder's Equity		72,967
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	74,617

The accompanying notes are an integral part of these statements

PRESTWICK SECURITIES, INC.

STATEMENT OF OPERATING RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Management Fees	$ 100,000
Other Income	35,000
Commissions	6,677
Total Revenues	141,677
EXPENSES	
Regulatory Dues and Fees	3,921
Professional Fees and Accounting Services	15,223
Rent	18,767
Office Expenses	16,911
Postage and Delivery	966
Insurance	1,312
Telephone	1,526
Travel and Entertainment	3,645
Total Expenses	62,271
INCOME BEFORE TAXES	79,406
Provision for State Replacement Tax	1,400
NET INCOME	78,006
OTHER COMPREHENSIVE INCOME	
Unrealized Gain on Security	5,610
COMPREHENSIVE INCOME	$ 83,616

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Issued	Additional Paid-In-Capital	Retained Earnings (Deficit)	Other Comprehensive Income	Total Stockholders' Equity
BALANCE DECEMBER 31, 2006	$ 18,000	$ 122,187	$ (123,273)	$ 5,937	$ 22,851
Net Income	-	-	78,006	-	78,006
Other Comprehensive Income Unrealized Gain on Security	-	-	-	5,610	5,610
Dividends Paid to Shareholder	-	-	(33,500)	-	(33,500)
BALANCE DECEMBER 31, 2007	$ 18,000	$ 122,187	$ (78,767)	$ 11,547	$ 72,967

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

		2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	78,006
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in Accrued State Replacement Tax		1,400
Net cash flows provided by operating activities		79,406
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of Dividends to Shareholder		(33,500)
Net cash flows used by financing activities		(33,500)
NET INCREASE IN CASH AND EQUIVALENTS		45,906
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		8,408
CASH AND EQUIVALENTS AT END OF YEAR	$	54,314

The accompanying notes are an integral part of these statements.

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Prestwick Securities, Inc. ("the Company"), an Illinois corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers ("NASD"). The primary operations of the Company consist of being syndicators for investment partnerships. Prestwick Securities does not hold funds or securities for or owe money or securities to customers. the Company's office is located in Skokie Illinois. The financial statements of the Company are presented on the accrual basis of accounting, and it has a calendar year end.

The Company derives its revenue from management and administrative services earned from various partnerships. The Company also receives commissions for 12-b-1 fees from mutual funds.

During 2007, the company received a one-time, special payment in the amount of $35,000 from the NASD as a result of the consolidation of the NASD and NYSE member regulation. This amount is included in revenues as other income.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

Income Taxes

The Company is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual shareholder is taxed on the respective share of income. The Company is liable for state replacement tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers the amounts presented for financial instruments on the balance sheet to be reasonable estimates of fair value.

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 3 – INVESTMENT IN MARKETABLE SECURITY

The Company owns stock in the NASDAQ Stock Market, Inc.. The Security is recorded at fair market value and unrealized gains are shown as a separate component of stockholders' equity.

At December 31, 2007, the investment and unrealized gain is as follows:

	Cost Basis	Unrealized Gain	Fair Market Value
Stock:			
NASDAQ Stock Market, Inc.	$ 3,300	$ 11,547	$ 14,847

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Lease/Related Party

The Company leases an office in Skokie Illinois. The term of the lease is December 2005 through March 2009. The Company shares the office space and prorates the costs with a related party. The Company is responsible for 50% of the rent and certain real estate taxes passed through by formula.

The future minimum lease payments at December 31 are as follows:

Year	Amount
2008	$17,100
2009	4,367

Rent expense amounted to $18,767 for the year ended December 31, 2007.

NOTE 5 – CONCENTRATIONS/RELATED PARTY

Concentrations in Revenues

In 2007, four customers accounted for 100% of the Company's, Management Fees revenues. The four customers are related parties of the sole shareholder of the Company. The term of the agreements commenced and ended during 2007.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company paid $8,500 for accounting services and $15,000 for shared office expenses to a related party during 2007. The related party, Prestwick Financial Network, LLC, is related through common ownership by the sole shareholder.

PRESTWICK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to Rule 15 c3 – 1 of the Securities and Exchange Commission, Prestwick Securities, Inc. is required to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2007 the Company had net capital and net capital requirements of $72,967 and $5,000, respectively.

SUPPLEMENTAL INFORMATION

PRESTWICK SECURITIES, INC.

Computation For Determination of Reserve Requirements
For Broker/Dealers Under Rule 15 c3 – 3 and Information For
Possession or Control Requirements Under Rule 15c3 – 3
December 31, 2007

Prestwick Securities, Inc. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a) (1) of Rule 15 c 3 – 3. Therefore, The Company is exempt from the provisions of that rule.

PRESTWICK SECURITIES, INC.

Reconciliation Including Appropriate Explanations, of the
Audited Computation on Net Capital With the Company's
Corresponding Un-Audited Part II A Focus Report Filing
December 31, 2007

The following differences existed at December 31, 2007, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2007.

Un-Audited Part II A Focus Filing	$ 76,782
Cumulative audit adjustments	(3,815)
Audited computation of net capital	$ 72,967

PRESTWICK SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 72,967
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		72,967
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		72,967
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition	6,547	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(6,547)
8.	Net capital before haircuts on securities positions		66,420

PRESTWICK SECURITIES, INC.

DECEMBER 31, 2007

9. Haircuts on securities (computed, where applicable, pursuant to 15c 3 – (1) (f):

A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	2,227	
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue Concentration	0	
E. Other (List)		
		(2,227)
10. Net Capital		$ 64,193

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 110
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	59,193
15. Excess net capital at 100% (line 10 less 10% of line 19)	$ 64,358

PRESTWICK SECURITIES, INC.

DECEMBER 31, 2007

COMPUTATION OF AGGREGATE INDEBTNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 1,650
17.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
	________ ________		
	________ ________		
	________ ________		________
19.	Total aggregate indebtness		$ 1,650
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 2.6

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15 c 3 – (1) (d)	% 0

LERMAN, BOUDART & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS

118 S. CLINTON, SUITE 550
CHICAGO, ILLINOIS 60661
312-201-8999
FAX 312-201-9210

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Prestwick Securities, Inc.
Skokie, Illinois

In planning and performing our audit of the financial statements of Prestwick Securities, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements inconformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerman, Boudart and Associates, LLP

Lerman, Boudart & Associates, LLP
Chicago, Illinois
February 25, 2008

END